Filed by CNL Income Fund V, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No.: 333-119116

Subject Company: CNL Income Fund V, Ltd.

CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 650-1000 (800) 522-3863 fax (407) 423-2894 www.cnl.com

Mailing Address: P.O. Box 4920 Orlando, Florida 32802-4920

February 1, 2005

An Update from CNL Income Funds

Dear Limited Partner:

We have been working diligently to complete the previously announced mergers of the CNL Income Funds with U.S. Restaurant Properties (NYSE:USV). What follows is an update and request that you assist us by promptly returning your consent card. The vote of every limited partner is important.

By this time you should have received a detailed registration/proxy statement, which outlines the specifics of the proposed merger. We are asking for your consent to merge your CNL Income Fund and, for certain Income Funds, to amend the Limited Partnership Agreement. Because you may have questions about the transaction, we have enclosed a flyer to provide you with more information as well as answers to some frequently asked questions. In addition to reading this flyer, we urge you to read the registration/proxy statement to better understand the transaction.

We, the general partners, have unanimously approved the merger between your CNL Income Fund and U.S. Restaurant Properties, Inc. We are within or beyond the original expected investment life of each of the CNL Income Funds. After carefully evaluating strategic alternatives, we believe that this transaction provides the most attractive alternative for you, a limited partner. We strongly recommend that you approve the merger by consenting to the proposal(s) on your consent form(s).

Your consent is very important. We need your approval to complete this merger. Please complete, sign and date the enclosed consent form and mail it in the postage-paid return envelope. You also may submit your consent by telephone or via the Internet, and those instructions are provided on your consent form.

Please contact our solicitation agent, D.F. King & Co., Inc. at 1-800-848-3416 if you have any questions or need assistance in completing your consent forms.

As always, thank you for the opportunity to be the steward of your investment as well as for your support for this merger.

Sincerely,

James M. Seneff, Jr.	Robert A. Bourne
General Partner	General Partner

Why are the general partners proposing to merge?

Each of the 18 CNL Income Funds (“Income Funds”) had an original targeted timeframe for disposing of the properties. All 18 of the Income Funds are within or beyond the time that property sales were expected to occur.

Real estate market conditions are favorable for the liquidation of the Income Funds. Additionally, as many of the leases on the properties begin to mature, we may be unable to maintain the current rates of distribution indefinitely.

After carefully considering strategic alternatives, the general partners believe the merger provides the most attractive approach to liquidating the Income Funds.

What will I receive in the merger?

You should have received a detailed registration/proxy statement in the mail; page 14 shows the merger consideration to be received for each unit in the Income Funds.

While the merger consideration varies by Fund, approximately 84% of the merger consideration will be in cash and 16% will be in shares of U.S. Restaurant Properties Series A Preferred Stock. The Series A Preferred Stock trades on the New York Stock Exchange.

“ We have unanimously approved the merger between your CNL Income Fund and U.S. Restaurant Properties, Inc. We strongly recommend that you approve the merger by consenting to the proposal(s) on your consent form(s).”

The General Partners

Where can I get more information on the merger?

You can find more information on your fund in the registration/proxy statement you should have received in the mail. We encourage you to read it thoroughly. It contains a detailed description of the reasons why we believe the merger is fair and why you should approve the merger.

How do I consent?

There are three ways for you to consent: by mail, telephone or the Internet. You can complete and sign the enclosed consent form for each Income Fund you own, and return it in the envelope provided. Or, for your convenience, you can also follow the instructions on the consent form to vote by telephone or the Internet.

We encourage you to call D.F. King, our solicitation agent, toll free at 1-800-848-3416 if you have any questions or need assistance in completing your consent form. If you have already submitted your consent, thank you for your participation. The vote of every limited partner counts!

Next Steps:

•	Read the registration/proxy statement.

It contains a detailed description of the reasons why we believe the merger is fair to you and why you should approve it.

•	Complete, sign and mail a consent form for EACH Income Fund you own.

A postage-paid envelope is provided for your convenience.

•	Or consent by telephone or the Internet.

Instructions can be found on the consent form.

•	Make sure all joint owners sign the consent form.

•	For assistance, call D.F. King, toll free, at 1-800-848-3416.

•	Participate! Every unit counts!

These materials contain certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect the CNL Income Funds’ current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

In connection with the proposed transactions referenced in these materials, U.S. Restaurant Properties and the CNL Income Funds have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus at the same time or prior to the time you receive these materials. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

U.S. Restaurant Properties and the CNL Income Funds, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and the solicitation of consents from the limited partners of the CNL Income Funds in connection with the mergers.

CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 650-1000 (800)522-3863 www.cnl.com

Mailing Address: P.O. Box 4920 Orlando, Florida 32802-4920